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13012727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 28 2013 WASH. D.C.

SEC FILE NUMBER
8- 52180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Marshall Avenue
(No. and Street)

St Louis (City) MO (State) 63119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates LLC
(Name – *if individual, state last, first, middle name*)

721 Emerson Road (Address) St. Louis (City) MO (State) 63141 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/11/13

OATH OR AFFIRMATION

I, Clint Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Securities Group, as of February 27, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANA VENUS
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 11260286
My Commission Expires October 26, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANCOCK SECURITIES GROUP, LLC
(a wholly owned subsidiary of Manchester Holdings, LLC)
FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

Year Ended December 31, 2012

TABLE OF CONTENTS

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report

Member
Hancock Securities Group, LLC
Saint Louis, Missouri

We have audited the accompanying balance sheet of Hancock Securities Group, LLC as of December 31, 2012 and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hancock Securities Group, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hauk Kruse & Associates LLC

Hauk Kruse & Associates, LLC
Certified Public Accountants
Saint Louis, Missouri

February 25, 2013

Hancock Securities Group, LLC

(A wholly owned subsidiary of Manchester Holdings, LLC)

Statement of Financial Condition

As of December 31, 2012

Assets

	Dec 31, 2012	Dec 31, 2011
Current Assets		
Cash and Cash Equivalents	$ 392,645	$ 274,524
Cash and Securities segregated under clearing organization regulations	$ 359,101	75,000
Receivable from Clearing Organization	$ 4,149	100,248
Receivable from Affiliated Organization	$ 37,031	3,464
Prepaid Expenses and Other Assets	$ 31,462	19,630
Marketable Securities Owned at Estimated Fair Market Value	$ 71,019	67,574
Total Current Assets	895,407	540,440
Fixed Assets		
Property and Equipment	12,295	11,596
Accumulated Depreciation	(9,470)	(11,032)
Total Fixed Assets	2,825	564
Total Assets	**$ 898,232**	**$ 541,004**

Liabilities and Member's Equity

	Dec 31, 2012	Dec 31, 2011
Liabilities		
Commissions Payable to Brokers	$ 122,672	$ 137,913
Accounts Payable and Accrued Expenses	35,502.35	1,765.25
Total Liabilities	158,174	139,678
Member's Equity	740,058	401,326
Total Liabilities and Member's Equity	**$ 898,232**	**$ 541,004**

The accompanying notes are an integral part of these financial statements

Hancock Securities Group, LLC

(A wholly owned subsidiary of Manchester Holdings, LLC)

Statement of Income and Changes in Member's Equity

For the Year Ended December 31, 2012

Revenues	
Commissions	$ 2,060,343
Securities Trading, net	4,875
Interest and Dividends	2,083
Other Income	
M&A Advisory Income	912,708
Total Revenues	2,980,009
Expenses	
Employee Compensation and Benefits	109,341
Broker's Commissions and Clearing Fees	1,698,113
Interest Expense	422
Depreciation Expense	898
Occupancy and Equipment Expense	74,304
Management Fees	90,000
Other Operating Expenses	573,854
Equipment & info service	19,345
Total Expenses	2,566,277
Net Income	413,732
Member's Equity, Beginning of Year	401,326
Member's Distribution	(75,000)
Member's Equity, End of Year	$ 740,058

The accompanying notes are an integral part of these financial statements

Hancock Securities Group, LLC

(A wholly owned subsidiary of Manchester Holdings, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net Income	$ 413,732
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation Expense	898
Decrease (increase) in operating assets	
Receivable from clearing organization	(1,169)
Receivable from affiliated organization	66,681
Prepaid expenses and other assets	(14,812)
Securities owned, net	(3,446)
Increase (decrease) in operating liabilities	
Commissions payable to brokers	(15,241)
Accounts payable and accrued expenses	33,737
Total Cash Provided by Operating Activities	480,380
Cash Flows from Investing Activities	
Purchase of Equipment	(3,158)
Cash Flows from Financing Activities	
Member Distributions	(75,000)
Increase in Cash and Cash Equivalents	402,222
Cash and Cash Equivalents, Beginning of Year	349,524
Cash and Cash Equivalents, End of Year	**$ 751,746**

The accompanying notes are an integral part of these financial statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Hancock Securities Group, LLC, a Missouri Limited Liability Company "the Company", was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC "the Parent". The latest date upon which the Company is to dissolve is December 31, 2029.

NATURE OF OPERATIONS - The Company primarily operates as an introducing broker-dealer clearing all transactions for customers on a fully disclosed basis. These transactions are cleared through a clearing broker, Pershing, LLC. (Pershing). The Company does not hold cash or securities for its customers. In accordance with the clearing agreement with Pershing, the Company is required to maintain a minimum deposit of $100,000 in cash and/or government securities with Pershing. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

The Company generates additional revenue through its Financial Advisory and Merchant Banking lines of business. Financial Advisory revenues are generated by the Company's significant knowledge base relating to the financial services industry and revolve around maximizing shareholder value to their clients. Shareholder value may be enhanced through a number of offerings including, but not limited to: mergers and acquisitions, restructuring or re-capitalization, and private placement.

The Company earns Merchant Banking fees from mergers, acquisitions and related transactions whereby the principals participate in the equity investment. The Company earns their fees associated with these transactions through charges to the equity group based upon industry standard rates for due-diligence, brokerage, and consulting on the proposed transaction.

CASH AND CASH EQUIVALENTS - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains several cash and money market accounts with banks and a securities broker/dealer. The banks provide $250,000 of deposit insurance through the Federal Deposit Insurance Corporation. The securities broker/dealer provides $100,000 of coverage through the

Securities Investor Protection Corporation. The securities broker/dealer amounts were not in excess of insured limits at December 31, 2012. However, the bank balance at December 31, 2012 is in excess of $250,000. Management does not believe significant credit risks exist at December 31, 2012.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method using estimated useful lives of three to seven years. Contingent upon which time period ends first, leasehold improvements are amortized either based on the life of the improvement or the terms of the lease.

SECURITIES TRANSACTIONS – Marketable securities are stated at fair market value. Gains and losses, both realized and unrealized, are included in net securities trading gains.

INCOME TAXES – The Company is a limited liability company and the current period net income is recognized on the Parent Company's income tax return. The Parent is also a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Parent. Therefore, no income tax provision is recorded by the Company.

COMMISSIONS – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ALLOCATION OF PROFITS OR LOSSES – Profits or losses from operations are allocated to the Parent. All profits or losses from a sale or other disposition of the assets of the Company will be allocated to the Parent as of the date of such sale or disposition.

B. SECURITIES OWNED

Equity securities owned by the entity are trading securities and are shown at fair value. Unrealized gains and losses are included in operating income. These are all measured using Level 1 inputs and consist of the following at December 31, 2012:

Valuation	**Amount**
Market Value	$71,019
Cost Basis	$66,232
Unrealized Gain	$4,787

C. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, because it does not maintain customer accounts or hold customer securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

D. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At December 31, 2012, the Company's net capital was $690,970 or $440,970 in excess of the minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1 at December 31, 2012.

E. LEASES

The Company has a lease for office equipment classified as an operating lease. The lease is for a five year period that expires in May 2013. Lease expense for this lease was $13,666 for the year ended December 31, 2012.

The Company subleases building space and office equipment from its Parent. The leases are classified as operating leases by the Parent Company. The sublease for building space is for $2,945.50 per month on a month-to-month basis. Rent expense for the building amounted to $35,346 for the year ended December 31, 2012. The sublease for equipment rental is for $2,750 per month on a month-to-month basis. Rent expense for the equipment amounted to $33,000 for the year ended December 31, 2012. Management's intent regarding the equipment lease is that it is ongoing in nature. See "F. Related Party Transactions" for further information on building and equipment rent.

Future minimum lease payments under non-cancelable operating leases with original terms greater than one year at December 31, 2012 are as follows:

December 31,	
2012	13,666
2013	5,694
	$ 19,360

F. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent whereby a management fee is paid on a monthly basis in lieu of salaries to officers, building rent, and equipment rent. Management fees were $158,346 for the year ended December 31, 2012. Management fees include $90,000 for management of the firm and $68,346 for building and equipment rent.

The Company maintains a business relationship with Hancock Investment Advisors, LLC and Hancock Institutional Advisors, LLC, who are controlled by their common parent, Manchester Holdings, LLC. The Company acts as the introducing broker for the customers of its sister companies. All fees are negotiated on an arms-length basis. There were revenues or expenses in 2011 associated with this business relationship.

The Company pays for health insurance, life insurance, long-term disability, long-term care and accidental death insurance for the employees of companies who share similar owners and management. The Company pays for the salaries and employee benefits of Hancock Investment Advisors, LLC and Hancock Institutional Advisors, LLC who are controlled by their common Parent. The receivable from these companies related to these expenses was $3,464 at December 31, 2011. These amounts are settled on a monthly basis.

G. 401K PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan for the benefit of its employees. Employees may begin elective deferrals and are eligible for matching contributions immediately. Employees become 100% vested in the matching contributions immediately and 20% vested in the profit sharing plan after each year of service beginning in the second year. The employees become fully vested in the profit sharing plan after six years of service. The Company's matching contribution is 100% of
the first 3% and 50% of the next 2% of the employee's deferral amount. The Company's profit sharing contribution to the plan, as determined by the partners of the Parent, is discretionary but cannot exceed certain maximum defined limitations. Pension expense for the year ended December 31, 2011 was $9,834.

H. COMPENSATED ABSENCES

The Company has not accrued compensated absences because such amounts cannot be reasonably determined. The Company has no written plan for compensated absences.

SUPPLEMENTARY INFORMATION

HK
HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Information Accompanying
The Basic Financial Statements

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on page 10 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hauk Kruse & Associates LLC

Hauk Kruse & Associates, LLC
Certified Public Accountants
Saint Louis, Missouri

February 25, 2013

Hancock Securities Group, LLC

(A wholly owned subsidiary of Manchester Holdings, LLC)

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
As of December 31, 2012

Member's Equity	$	740,058
Total Capital		740,058
Less: Nonallowable Assets		
Prepaid Expenses and Other Assets		35,611
Property and Equipment, net		2,825
Total Nonallowable Assets		38,435
Net Capital before haircuts on securities positions		701,623
Less: Haircuts on securities pursuant to rule 15c3-1		10,653
Net Capital		690,970
Less: Net Capital Requirement		250,000
Net Capital in Excess of Requirement	$	440,970
Aggregate Indebtedness		
Payable to brokers and clearing organizations		122,672
Accounts payable and accrued expenses		35,502
Total Aggregate Indebtedness	$	158,174
Ratio of Aggregate Indebtedness to Net Capital		**0.23 to 1**

No material differences exist between the computation above and the one filed by Hancock Securities Group, LLC on FOCUS Report Part II as of December 31, 2012

HK
HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Hancock Securities Group, LLC
Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Securities Investor Protection Corporation (SIPC) General Assessment Reconciliation Form SIPC-7 for the Year Ended December 31, 2012, which were agreed to by Hancock Securities Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluation Hancock Securities Group, LLC compliance with the applicable instructions of Form SIPC-7. Hancock Securities Group, LLC's management is responsible for the Hancock Securities Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no significant differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Hauk Kruse & Associates

Hauk Kruse & Associates LLC
Certified Public Accountants
Saint Louis, Missouri

February 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hancock Securities Group LLC
383 Marshall Avenue
St. Louis, MO 63119

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer 678-525-0992

2. A. General Assessment (item 2e from page 2) $ 4,109

   B. Less payment made with SIPC-6 filed (exclude interest) (2,382)
   9-17-2012
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 1,727

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,727

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of________________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2012
and ending Dec 31, 2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,980,010
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,182,903
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	149,618
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	3,742
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,336,263
2d. SIPC Net Operating Revenues	$ 1,643,747
2e. General Assessment @ .0025	$ 4,109
	(to page 1, line 2.A.)